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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

INTERNATIONAL RECTIFIER CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

460254-10-5
(CUSIP Number of Class of Securities of Underlying Common Stock)

Donald R. Dancer, Esq.
Vice President, General Counsel and Secretary
International Rectifier Corporation
233 Kansas Street
El Segundo, California 90245
Telephone: (310) 726-8000

Copy to:
Su Lian Lu, Esq.
Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
Los Angeles, California 90071
Telephone: (213) 620-1780
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not Applicable*	Not Applicable*

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        Attached are International Rectifier Corporation's ("International Rectifier") Notice of Annual Meeting of Stockholders and Proxy Statement for its annual meeting of stockholders to be held on November 22, 2004, filed with the Securities and Exchange Commission in connection with the annual meeting (the "Proxy Materials"). The Proxy Materials contain (i) a proposal asking the stockholders of International Rectifier to approve the one-time program in which International Rectifier would offer each employee option holder eligible to participate (the "Eligible Participants"), an opportunity to exchange outstanding stock options for new options to purchase fewer shares at the fair market value of the Common Stock in six months and one day following the exchange (the "Option Exchange"), and (ii) a proposal asking the stockholders to approve certain amendments to the 2000 Incentive Plan (the "2000 Plan"), as described in the Proxy Materials.

        The Proxy Materials do not constitute an offer to holders of options to purchase International Rectifier's Common Stock to exchange their options. International Rectifier has not commenced the Option Exchange and will not commence the Option Exchange unless stockholders approve the proposal to approve the Option Exchange and the proposal to amend the 2000 Plan.

        At the time the Option Exchange is commenced, Eligible Participants will be sent written materials explaining the precise terms and timing of the Option Exchange. Eligible Participants are urged to read these written materials carefully when they become available, because they will contain important information about the Option Exchange. Upon commencement of the Option Exchange, International Rectifier will file written materials with the Securities and Exchange Commission as part of a tender offer statement on Schedule TO. Eligible Participants, as well as stockholders and members of the public, will be able to obtain these written materials and other documents filed by International Rectifier with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

Item 12.    Exhibits

99.1	Definitive Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders.

2

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Definitive Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders.

3

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  Item 12. Exhibits
Exhibit Index